SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

Cyclerion Therapeutics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

23255M204

(CUSIP Number)

Peter M. Hecht

c/o Cyclerion Therapeutics, Inc.

245 First Street, 18th Floor

Cambridge, MA 02142

(857) 327-8778

Copies to:

Stanley Keller

Locke Lord LLP

111 Huntington Avenue, 9th Floor

Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Peter M. Hecht
2	check the appropriate box if a member of a group (a) ☐ (b) ☒
3	sec use only
4	source of funds PF, OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting	7	sole voting power 518,464
person with	8	shared voting power 0
	9	sole dispositive power 518,464
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 518,464
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 19.99%
14	type or report person IN

Schedule 13D

This Amendment No. 5 (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission by Peter M. Hecht (the “Reporting Person”) on May 14, 2021, as amended by Amendment No. 1 filed June 7, 2021, Amendment No. 2 filed November 21, 2022, Amendment No. 3 filed March 31, 2023 and Amendment No. 4 filed May 12, 2023 (the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock, no par value (the “Common Stock”) of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Share amounts and per share price information set forth in this Amendment give effect to the 1-for-20 reverse stock split effected by the Issuer on May 15, 2023 (the “Reverse Split”). Percentages in this Amendment are based on 2,401,245 shares of Common Stock outstanding, which consists of (a) 2,176,245 shares outstanding as of May 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended March 31, 2023 (as adjusted for the subsequent Reverse Split), and (b) the issuance of 225,000 shares of Common Stock to the Reporting Person on May 19, 2023, in the private placement described under Item 4 below.

This amendment is being filed to reflect the completion of the Equity Investment under the Stock Purchase Agreement dated March 31, 2023 between the Reporting Person and the Issuer, including a change to the allocation of shares issued to the Reporting Person between Common Stock and Preferred Stock (as defined below) from the assumptions made in Amendment No. 4 to this Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby supplemented by adding the following:

Under the terms of the Stock Purchase Agreement dated March 31, 2023, the Reporting Person funded his Equity Investment on May 19, 2023. The Reporting Person purchased, and the Issuer sold to the Reporting Person, (a) 225,000 shares of Common Stock and (b) 351,037 shares of the Company’s Series A Convertible Preferred Stock, no par value (the “Preferred Stock”), for an aggregate purchase price of $5 million or a per share purchase price of $8.68 per share.

As outlined in the Original Statement, each share of Preferred Stock (i) will be convertible at the option of the holder into one share of Common Stock, subject to adjustment for stock splits, combinations and similar events, (ii) will be entitled to participate in any dividends paid to holders of Common Stock on an as-converted basis, and (iii) will be entitled to a payment of $0.01 liquidation preference per share, before any amounts are paid to holders of Common Stock, upon the liquidation, dissolution or winding up of the Issuer, and thereafter will participate in any liquidation distributions to holders of Common Stock on an as-converted basis. The Preferred Stock will have no voting rights except as required by law. The Reporting Person’s ability to convert the Preferred Stock into Common Stock is subject to the approval of the Issuer’s shareholders to the extent required by Nasdaq rules.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)    As calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns an aggregate of 518,464 shares of Common Stock, representing (i) 327,385 shares of Common Stock held directly (inclusive of the 225,000 shares of Common Stock purchased as part of the Equity Investment), (ii) an additional 111,495 shares of Common Stock that underlie stock options that are currently exercisable or will be exercisable within 60 days of April 30, 2023, and (iii) 79,584 shares of Common Stock that may be issued upon conversion of shares of Preferred Stock issued to the Reporting Person under the Stock Purchase Agreement that may be converted immediately by the Reporting Person under Nasdaq rules. This amount excludes 271,453 shares of Common Stock issuable upon conversion of 271,453 shares of Preferred Stock purchased by the Reporting Person pursuant to the Stock Purchase Agreement, the conversion of which is limited by applicable shareholder approval requirements under Nasdaq rules as of the date of this Amendment. Share numbers are estimated based on the monthly vesting schedule of certain of the Reporting Person’s stock options.

(b)    The information in Items 7 through 10 of the cover page is incorporated by reference into this Item 5(b).

(c)    Except as described in this Statement, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) - (e)  Not applicable.

By virtue of certain of the transactions described under Item 4 of the Original Statement, the Reporting Person and certain other shareholders of the Issuer may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that the Reporting Person and any other shareholder of the Issuer are members of any such group. The Reporting Person disclaims beneficial ownership over any shares of Common Stock owned by any other person.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement (previously filed)
Exhibit 2	Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 23, 2023

PETER M. HECHT

/s/ Peter M. Hecht